[redacted]

07005574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 41411

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Access, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 - 5th Avenue, Suite 1775

(No. and Street)

Seattle, Washington 98101

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon L. Chanen (206) 386-5656

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson & McDonell, PLLC

(Name — *if individual, state last, first, middle name*)

600 University St., Suite 2828 Seattle, WA 98101

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED APR 11 2007 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon L. Chanen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Access, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

Notary Public
State of Washington
HANAH KIM
My Appointment Expires Dec 22, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ACCESS, LTD.

Table of Contents

WATSON & McDONELL, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WASHINGTON 98101-3301

Independent Auditors' Report

The Board of Directors
Capital Access, Ltd.
Seattle, Washington

We have audited the accompanying statement of financial condition of Capital Access, Ltd. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Access, Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Watson & McDonell, PLLC

February 21, 2006

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558

CAPITAL ACCESS, LTD.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$	22,393
Prepaid expenses		5,482
Deferred tax asset, net of valuation allowance of $68,262		26,966
	$	54,841

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - other	$	2,624
Accounts payable - related party		8,368
Accrued expenses		145
		11,137
Stockholder's equity:		
Common stock, no par value, 10,000 shares authorized and outstanding		10,000
Additional paid-in capital		421,562
Accumulated deficit		(387,858)
		43,704
	$	54,841

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Income
For the Year Ended December 31, 2006

Revenues:	
Commissions and services	$ 118,237
Interest	27
Total revenues	118,264
Expenses:	
Related party:	
Commissions and consulting	92,733
Management and support services	34,800
Occupancy	23,486
Professional fees	1,260
Supplies	3,728
Travel and entertainment	8,372
	164,379
Other:	
Commissions and consulting	86,706
Interest expense	7
Other expenses	5,096
Professional fees	15,420
Regulatory fees and expenses	8,767
Taxes	2,353
	118,349
Total expenses	282,728
Net income (loss)	$ (164,464)

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at January 1, 2006	$ 10,000	$ 310,058	$ (223,394)	$ 96,664
Contributions		111,504		111,504
Net income (loss)			(164,464)	(164,464)
Balances at December 31, 2006	$ 10,000	$ 421,562	$ (387,858)	$ 43,704

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income (loss)	$ (164,464)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	5,000
Prepaid expenses	22
Increase (decrease) in operating liabilities:	
Accounts payable	8,936
Commissions payable	(50,410)
Taxes payable	(7,121)
Net cash provided (used) by operating activities	(208,037)
Cash flows from financing activities:	
Proceeds from additional paid-in capital	111,504
Net cash provided (used) by financing activities	111,504
Net increase (decrease) in cash	(96,533)
Cash and cash equivalents, beginning of year	118,926
Cash and cash equivalents, end of year	$ 22,393
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest expense	$ 7

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Notes to Financial Statements
For the Year Ended December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Capital Access, Ltd. (the Company) is a Washington corporation that is a wholly-owned subsidiary of Capital Access, LLC (the Parent). The Company is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. The Company is engaged in a single line of business as a securities broker-dealer, providing private placements of fixed income and municipal securities. The Company is registered as a broker dealer in thirteen states and has one office located in Seattle, Washington.

The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Federal income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. A valuation allowance is provided for deferred tax assets if it is uncertain as to the future realization of these benefits.

Cash equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Fair value of financial instruments

The carrying values of cash and accounts payable are reasonable estimates of their fair values because of the short maturity of these financial instruments.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CAPITAL ACCESS, LTD.
Notes to Financial Statements
For the Year Ended December 31, 2006

NOTE 2 - CONCENTRATIONS

The Company maintains cash balances at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. There were no uninsured funds as of December 31, 2006.

The Company received approximately 89 percent of its revenue from one client.

NOTE 3 - INCOME TAX AND DEFERRED TAX ASSET

The Company's income tax differs from the income tax at the expected rate as follows:

Current income tax benefit statutory rates	$ 43,146
Increase in valuation allowance	(43,146)
	$ -

The components of the deferred tax asset at December 31, 2006, are as follows:

Net operating loss – 2006 (expires 2026)	$ 43,146
Net operating loss – 2005 (expires 2025)	6,522
Net operating loss – 2004 (expires 2024)	25,116
Net operating loss – 2003 (expires 2023)	17,364
Net operating loss – 2002 (expires 2022)	3,080
	95,228
Less: valuation allowance	(68,262)
Total deferred tax asset	$ 26,966

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $11,256, which was $6,256 in excess of its required net capital of $5,000, and had an aggregate indebtedness to net capital ratio of 0.989 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

NOTE 5 - RELATED PARTY TRANSACTIONS

One of the registered representatives is also the managing member of the Parent. He earned $4,517 during 2006. The managing member's father also provided services to the Company and earned $3,000, which was included in accounts payable as of December 31, 2006.

The Parent charges the Company for commissions, consulting, management services, rent, utilities, supplies, and other expenses. In 2006, these totaled $156,862, of which $5,368 was included in accounts payable as of December 31, 2006.

NOTE 6 - GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $164,464 during the year ended December 31, 2006, and as of that date, the Company's accumulated deficit was $387,858. The Parent was required to contribute $111,504 to fund current operations. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management of the Company expanded its energy focus and developed a new unit for nonprofit project finance which together they believe will generate profitable operations for the Company going forward.

CAPITAL ACCESS, LTD.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2006

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 43,704
Non-allowable assets:	
Prepaid expenses	(5,482)
Deferred tax asset	(26,966)
Net capital	$ 11,256
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	$ 11,137
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 742
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital surplus (deficit)	$ 6,256
Excess net capital at 1000%	$ 10,142
Ratio: Aggregate indebtedness to net capital	0.989 to 1

There is no material difference between the company's computation and net capital per above.

WATSON & McDONELL, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WASHINGTON 98101-3301

Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Capital Access, Ltd.
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Capital Access, Ltd. (the Company), for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control activities and their operation that we consider to be a material weakness as defined above. This was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Capital Access, Ltd., for the year ended December 31, 2006, and this report does not affect our report thereon dated February 21, 2007.

> One of the basic elements of a satisfactory system of internal control is appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watson & McDonell, PLLC

Watson & McDonell, PLLC
Seattle, Washington
February 21, 2007

END